Exhibit 99.1

News Release

March 8, 2018

Turquoise Hill to announce fourth quarter and full year 2017 financial results on March 15, 2018

Turquoise Hill Resources will announce its fourth quarter and full year 2017 financial results on Thursday, March 15, 2018 after markets close in North America.

The Company will host a conference call and webcast to discuss fourth quarter and full year 2017 results on Friday, March 16, 2018 at 11:00 am EDT/8:00 am PDT. The conference call can be accessed through the following dial-in details:

North America: 210 229 8839 | 844 815 4964

International: +1 210 229 8839

The conference call will also be simultaneously webcast with presentation slides on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975